

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

*Logan Office:*
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

*Salt Lake City Office:*
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Harold W. Dance, Inc. DBA Harold Dance Investments

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Harold W. Dance, Inc. DBA Harold Dance Investments (the Company) as of December 31, 2017 and 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Jones Simkins LLC*

JONES SIMKINS LLC
We have served as Harold W. Dance, Inc. DBA Harold Dance Investments's auditor since 2001.
Logan, Utah
February 26, 2018

*Member of the American Institute of Certified Public Accountants*